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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                               ----------------

                         COINMACH LAUNDRY CORPORATION
                           (Name of Subject Company)

                         COINMACH LAUNDRY CORPORATION
                     (Name of Person(s) Filing Statement)

                               ----------------

                Class A Common Stock, Par Value $.01 Per Share
           Class B Non-Voting Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   19259L101
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Stephen R. Kerrigan
                         Coinmach Laundry Corporation
                                55 Lumber Road
                            Roslyn, New York 11576
                           Telephone: (516) 484-2300
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                               ----------------

                                With a copy to:

                            Stephen M. Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

Name and Address

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Coinmach Laundry Corporation, a Delaware corporation ("Coinmach" or the "Company"). The address of the principal executive offices of Coinmach is 55 Lumber Road, Roslyn, New York 11576. The telephone number of the principal executive offices of Coinmach is (516) 484-2300.

Securities

  The titles of the classes of equity securities to which this statement relates are the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Class B Non-Voting Common Stock, par value $.01 per share, (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares" or the "Common Stock") of Coinmach. As of May 12, 2000 there were 12,927,459 shares of Class A Common Stock outstanding and 240,324 shares of Class B Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

  The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

Tender Offer

  This Schedule 14D-9 relates to the tender offer by CLC Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding Shares at a price of $14.25 per Share, net to the selling stockholders in cash (less any required withholding taxes), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 (the "Offer to Purchase") and the related Letter of Transmittal ( the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended or supplemented from time to time constitute the "Offer"). The Purchaser is controlled by Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR Fund IV") which is the largest single stockholder of the Company and which currently owns approximately 23% of the outstanding Shares of the Company. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3), dated May 26, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on May 26, 2000.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), between Coinmach and the Purchaser. The Merger agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), the Purchaser will be merged with and into Coinmach (the "Merger"). Following consummation of the Merger, Coinmach will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned by the Purchaser) will be converted, subject to dissenters rights, into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 6100 Sears Tower, Chicago, Illinois 60606. Information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser or its respective officers, directors, representatives of affiliates, or actions or events with respect to it, was provided by the Purchaser and Coinmach takes no responsibility for such information.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates or (2) the Purchaser or any of its respective executive officers, directors or affiliates.

 1. Certain Arrangements between Coinmach and its Executive Officers, Directors and Affiliates

  Certain such agreements, arrangements and understandings and actual or potential conflicts of interest are disclosed under the captions "Security Ownership of the Company", "Election of Directors", "Compensation of Directors", "Executive Compensation", "Employment Contracts", "Report of the Compensation Committee on Executive Compensation" and "Certain Relationships and Related Transactions" at pages 2 through 18 of Coinmach's Proxy Statement, filed June 28, 1999, for its 1999 Annual Meeting of Stockholders (the "Proxy Statement"), a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference.

 2. The Merger Agreement

  General

  The Purchaser was formed by Bruce V. Rauner, a director of the Company and a principal of the indirect general partner of GTCR Fund IV. Mr. Rauner is the sole stockholder and sole director of the Purchaser. GTCR Fund IV is the Company's largest stockholder and is controlled by certain affiliates of the Purchaser. Certain members of the Company's senior management consisting of:
Stephen R. Kerrigan, Chief Executive Officer; Mitchel Blatt, President and Chief Operating Officer; Robert M. Doyle, Chief Financial Officer and Secretary; Michael E. Stanky, Senior Vice President; and James N. Chapman, Director (collectively, the "Management Group") will also have an interest in the Purchaser. GTCR Fund IV currently beneficially owns approximately 23% of the outstanding Common Stock. GTCR Fund VII, L.P. ("GTCR Fund VII"), of which Mr. Rauner is an affiliate, has delivered to the Purchaser a binding commitment letter to provide financing of up to $192 million in exchange for equity interests in the Purchaser.

  Merger Agreement

  The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters discussed below.

  The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable, and in any event not later than ten business days following the date of the execution of the Merger Agreement. The obligation of the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject to the satisfaction or waiver (to the extent permitted by the Merger Agreement) of the conditions described below in "Conditions of the Offer" (the "Offer Conditions"). The Purchaser may waive any such condition in whole or in part and make any other changes in the terms and conditions of the Offer, subject to the terms of the Merger Agreement.

  Under the terms of the Merger Agreement, the Purchaser shall have no obligation to pay interest on the purchase price of tendered Shares, including in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by the Purchaser are in addition to the Purchaser's rights to terminate the Offer pursuant to the Offer Conditions described herein. The Merger Agreement provides that subject to the terms and conditions of the Offer and the Merger Agreement and the satisfaction or waiver (to the extent permitted) of all the Offer Conditions as of the Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date of the Offer. If the Offer Conditions are not satisfied or, to the extent permitted, waived by the Purchaser as of the expiration date, the Purchaser may extend the Offer from time to time for the shortest time

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periods permitted by law and to the extent Purchaser reasonably believes such extensions are necessary until the consummation of the Offer, provided that notwithstanding the satisfaction of the Offer Conditions, Purchaser shall have the right to extend the Offer until August 10, 2000, notwithstanding the prior satisfaction of the Offer Conditions.

  Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) to the extent permitted by this Agreement if, (a) there shall not have been tendered and not properly withdrawn prior to expiration of the Offer at least the number of Shares that when combined with the Shares already owned by Purchaser shall constitute at least 51% of the then outstanding Shares, or (b) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred:

    (i) there shall have been any (A) action, proceeding, application, claim or suit, (B) order or preliminary or permanent injunction, or (C) statute, rule, regulation, legislation, interpretation, judgment or order instituted, pending, enacted, entered, enforced, promulgated, amended, issued and continuing and applicable to Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which would reasonably be expected to have the effect of, directly or indirectly: (1) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more expensive the making of the Offer, the acceptance for payment of, or payment for the Shares by Purchaser or the consummation of any of the transactions contemplated by the Merger Agreement; (2) prohibiting or affecting the ownership or operation by the Company or any of its subsidiaries or Purchaser or any of its affiliates of all or any material portion of the business or assets of the Company or any of its subsidiaries, taken as a whole, or any of its affiliates or compelling Purchaser or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of their respective subsidiaries or Purchaser, or any of its affiliates, as a result of the transactions contemplated by the Offer, the Merger or the Merger Agreement; (3) imposing or confirming limitations on the ability of Purchaser or any of its affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Purchaser or any of its affiliates on all matters properly presented to the stockholders, including without limitation the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; (4) requiring divestiture by Purchaser of any Shares; or (5) otherwise resulting in any change or effect that would be materially adverse to the assets, liabilities, business, prospects, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole or the ability of the Company to perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby ("Material Adverse Effect");

    (ii) there shall have occurred and be continuing (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, including the NASDAQ National Market System, in the United States, (B) a material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities or the financial, banking or capital markets generally, including without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date hereof, (C) a commencement and continuation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (D) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

    (iii) (A) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated

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  under the Exchange Act) of more than 5% of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Purchaser or its affiliates, or the Management Group or any of their respective affiliates (but only with respect to the Shares that they beneficially own on the date hereof), or (B) (1) the Company's Board of Directors (the "Board of Directors," the "Coinmach Board" or the "Board") or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser (including by amendment of the Schedule 14D-9) the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any proposal or offer from any person relating to any acquisition or purchase of assets of, or any equity interest (other than the exercise of outstanding options) in, the Company or any of its subsidiaries, or any tender offer (including a self tender offer) or exchange offer, merger, reorganization, consolidation, business combination, recapitalization, restructuring, spin-off, liquidation, dissolution or similar transaction involving, directly or indirectly, the Company or any of its subsidiaries ("Takeover Proposal") or any other acquisition of Shares other than the Offer or the Merger or shall have resolved to do any of the foregoing, (2) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an acquisition transaction pursuant to a Takeover Proposal, or (3) the Company's Board of Directors or any committee thereof shall have resolved to do any of the foregoing;

    (iv) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, except (A) those representations and warranties that address matters only as of a particular date are true and correct as of such date, and (B) where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), does not have, and is not likely to have, individually or in the aggregate, a Material Adverse Effect on the Company;

    (v) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (vi) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

    (vii) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization or consent of any domestic or foreign governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) shall not have been obtained on terms satisfactory to the Purchaser in its reasonable discretion; or

    (viii) there shall have occurred any change, condition, event or development that has a Material Adverse Effect on the Company.

  The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  Composition of the Board of Directors After the Offer. The Merger Agreement provides that, promptly upon the consummation of the Offer and payment for Shares of the Company equal to a majority of all Shares, Purchaser shall be entitled to designate all of the individuals who shall serve as directors of the Company, and the Company shall promptly take all actions necessary to cause Purchaser's designees to be so elected, including, seeking the resignations of Mr. Stephen G. Cerri and Dr. Arthur B. Laffer or, if necessary, otherwise increasing or decreasing the size of the Board.

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  The Merger. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions thereof (and including those described herein under "Conditions of the Offer") and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the Surviving Corporation. At Purchaser's election, any affiliate or direct or indirect subsidiary of Purchaser may be merged with and into the Company instead of Purchaser.

  Certificate of Incorporation, By-laws, Directors and Officers After the Merger. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time to conform to the certificate of incorporation of Purchaser, as in effect at the Effective Time, except (a) the name of the Surviving Corporation will remain Coinmach Laundry Corporation, (b) any provisions in the certificate of incorporation of Purchaser naming the incorporator and/or the initial directors shall not become part of the certificate of incorporation of the Surviving Corporation and (c) as otherwise prohibited by Delaware law. At the Effective Time, the By-Laws of Purchaser shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law except that the name of the Surviving Corporation shall remain Coinmach Laundry Corporation. The Merger Agreement further provides that the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

  Conversion of Shares. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by Purchaser or any wholly owned subsidiary of Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company, which Shares, by virtue of the Merger, shall be canceled and shall cease to exist with no payment being made with respect thereto, and other than Shares held by a person who has not voted in favor of the Merger or consented thereto in writing and who demands in writing an appraisal for such Common Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares")) shall be converted into the right to receive in cash the Offer Price (the "Merger Price"), payable to the holder thereof, and without interest, upon surrender of the certificate formerly representing such Share.

  Conversion of Options. The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding option to purchase Shares, whether or not then exercisable or vested, shall become fully exercisable and vested and shall be canceled by the Company. Each holder thereof shall be entitled to receive immediately following the Effective Time from the Company in consideration for such cancellation an amount in cash equal to the product of
(a) the excess of the Merger Price over the exercise price per Share thereof and (b) the number of Shares subject to such stock option (net of taxes required by law to be withheld with respect thereto).

  Dissenting Shares. The Merger Agreement provides that Dissenting Shares shall not be converted into the right to receive the Merger Price, but shall be entitled to receive the consideration as shall be determined pursuant to
Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Price, if any, to which such holder is entitled, without interest or dividends thereon. The Company shall give Purchaser prompt notice of any demands received by the Company for appraisal of Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and, prior to the Effective Time, Purchaser shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

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  Stockholders Meeting. The Merger Agreement provides that if required, the
Company, acting through its Board of Directors, shall, in accordance with applicable law, (a) duly call, give notice to, convene and hold a special meeting of the stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer for the purpose of considering and taking action under the Merger Agreement; (b) prepare and file with, and use its reasonable best efforts to have cleared by, the SEC a preliminary proxy statement relating to the Merger and the Merger Agreement and use its reasonable efforts (i) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Purchaser, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Proxy Statement") to be mailed to the stockholders and
(ii) to obtain the necessary approvals of the Merger and the Merger Agreement by the stockholders; and (c) subject to the fiduciary obligations of the Board of Directors under applicable law as determined in good faith by a majority of the Board of Directors based on the advice of independent outside legal counsel, (i) include in the Proxy Statement the recommendation of the Board of Directors that the stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement and a written fairness opinion of the Company's financial advisor that the consideration to be received by the stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders and (ii) use its reasonable best efforts to obtain the necessary adoption of the Merger Agreement. Pursuant to the Merger Agreement, Purchaser also agrees that it will vote, or cause to be voted, all of the Shares then owned by it or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

  The Merger Agreement provides that, notwithstanding the foregoing, in the event Purchaser shall acquire at least 90% of the outstanding Shares of each class pursuant to the Offer, the parties thereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders, in accordance with Section 253 of the DGCL.

  Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement to the termination of the Offer, except pursuant to the terms of the Merger Agreement or unless Purchaser shall otherwise agree in writing, the Company will, and will cause each of its subsidiaries to conduct its operations only in, and the Company and its subsidiaries shall not take any action other than in, the ordinary course of business consistent with past practice and in compliance with applicable laws. The Company has also agreed that the Company and each of its subsidiaries shall use commercially reasonable efforts to preserve intact their business organization, to keep available the services of their present officers and key employees, and to preserve their present relationships with customers, suppliers, creditors, business partners and other persons with which they have significant business relations.

  Without limiting the generality of the foregoing and except as otherwise expressly contemplated by the Merger Agreement, the Company has agreed that the Company and its subsidiaries shall refrain from taking various actions without the Purchaser's prior written consent until the termination of the Offer. These prohibitions cover, among other things, limitations on making changes to their organizational documents, selling their capital stock, declaring or paying any dividend or other distribution, making changes in their capital stock, increasing the compensation payable to directors, officers and employees (except in the ordinary course of business consistent with past practices), increasing or granting any severance or termination pay (except to the extent required under existing plans, policies or agreements), engaging in any material corporate transaction, including acquisitions, incurring debt outside the ordinary course of business under existing lines of credit, entering into, renewing or amending contracts and making capital expenditures beyond specified limits, selling, leasing, licensing or disposing of any material assets (outside the ordinary course of business), changing accounting or tax policies, settling any material litigation or any litigation which relates to the transactions contemplated by the Merger Agreement, changing the key management structure of the Company or any of its subsidiaries, transferring or granting any rights to intellectual property, taking any action reasonably likely to expose the Company to any claim that the Company has violated applicable laws, rules or regulations, adopting a plan of complete or partial dissolution or liquidation, merger, restructuring, recapitalization or other reorganization of the Company or any of its active subsidiaries, paying or discharging any claims, liabilities or

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obligations outside the ordinary course of business consistent with past practices, entering into any collective bargaining agreement and taking any actions that would make any of the representations and warranties of the Company contained in the Merger Agreement untrue and incorrect in any material respect or result in any of the Offer Conditions not being satisfied.

  Access to Information. Pursuant to the Merger Agreement, from the date thereof until the termination or consummation of the Offer, the Company is required to, and must cause its subsidiaries, and each of their respective officers, directors, employees, counsel, advisors, representatives and financing sources (collectively, the "Company Representatives") to, provide Purchaser and its officers, employees, counsel, advisors and representatives and financing sources (collectively, the "Purchaser Representatives") reasonable access (subject to existing confidentiality and similar non-disclosure obligations and the preservation of the attorney-client work product privileges), consistent with applicable law, during normal business hours and upon reasonable notice, to the offices and other facilities and to the books and records of the Company and its subsidiaries, and to permit Purchaser and Purchaser Representatives to make inspections of such as any of them may reasonably require, and to cause the Company Representatives and the Company's subsidiaries to furnish Purchaser or Purchaser Representative to the extent available with such other information with respect to the business and operations of the Company and its subsidiaries as Purchaser may from time to time reasonably request.

  Efforts. The Merger Agreement provides that, subject to the terms and conditions thereof, each of the parties thereto shall use its reasonable good faith efforts to ensure that the conditions set forth in the Merger Agreement are satisfied and to consummate and make effective the transactions contemplated by the Offer, the Merger and the Merger Agreement as promptly as practicable.

  Public Announcements. So long as the Merger Agreement is in effect, Purchaser and the Company agree to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by the Merger Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with any securities exchange.

  Indemnification. The Merger Agreement provides that the Company will, and after the Effective Time, Purchaser will cause the Surviving Corporation to, until the expiration of any applicable statutes of limitation, (a) indemnify and hold harmless each present and former director, officer, and employee of the Company (the "Company Indemnified Parties"), against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including, in any event, in connection with the Offer, the Merger and the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law and (b) keep in effect the provisions in its articles of incorporation and bylaws containing the provisions with respect to exculpation of director and officer liability and indemnification set forth in the articles of incorporation and bylaws of the Company on the date of the Merger Agreement to the fullest extent permitted under applicable law, which provisions shall not be amended, repealed or otherwise modified in any manner adverse to the Company Indemnified Parties, without the prior written consent of such persons, except as required by applicable law.

  The Merger Agreement also provides that the Company will, and after the Effective Time, Purchaser will cause the Surviving Corporation to, use its reasonable best efforts to cause to be maintained in effect for not less than six years from the Effective Time the policies of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time and providing coverage and containing terms and conditions which are no less advantageous than those currently in place, provided, that the Surviving Corporation shall not be required to pay an annual premium in excess of 150% of the last annual premium paid by the Company prior to the date thereof (it being understood that if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount).

  The obligations of the Purchaser to cause the Surviving Corporation to take the actions described above will terminate at any time the Purchaser and its affiliates control less than a majority of the Shares and less than a majority of the Company's Board of Directors.

  No Solicitation of Transactions. The Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its or its subsidiaries' directors, officers, employees, agents, advisors or representatives, directly or indirectly, to (a) solicit, initiate or encourage or take any other action to facilitate any Takeover Proposal or take any other action which may be reasonably expected to lead to any Takeover Proposal other than the transactions contemplated by the Merger Agreement, (b) negotiate, explore or otherwise participate in discussions with any person (other than Purchaser or its respective directors, members, officers, employees, agents and representatives), and including any parties with which the Company has previously engaged in discussions or negotiations with respect to any Takeover Proposal or potential Takeover Proposal, or furnish to any person (other than Purchaser or its respective directors, members, officers, employees, agents and representatives) any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than Purchaser or its respective directors, members, officers, employees, agents and representatives) to do or seek any of the foregoing or (c) enter into any agreement, arrangement or understanding with respect to, or endorse, any Takeover Proposal; provided, however, that the foregoing shall not prohibit the Company from (i) prior to the consummation of the Offer (A) furnishing information pursuant to a confidentiality agreement (provided for informational purposes to Purchaser), on terms and conditions customary for similar transactions, concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Takeover Proposal, or (B) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Takeover Proposal which did not otherwise result from a breach of the relevant section in the Merger Agreement or (ii) following receipt of an unsolicited bona fide written Takeover Proposal but prior to consummation of the Offer, failing to make or withdrawing or modifying its recommendation of the Merger Agreement, but in each case referred to in the foregoing clauses (i) (B) or (ii) only to the extent that the Company's Board of Directors shall have concluded in good faith, on the basis of advice from outside legal counsel and the Company's financial advisors, that (A) such Takeover Proposal is more favorable to the stockholders than the transactions contemplated by the Offer and the Merger Agreement (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), (B) such Takeover Proposal is not conditioned on obtaining financing (and with respect to which Purchaser has received written evidence, in form and substance reasonably acceptable to Purchaser, of such third party's ability to fully finance its Takeover Proposal) and provides for consideration to the stockholders payable in cash or shares of capital stock that for a period of at least two consecutive years immediately preceding the effective time of the closing of such Takeover Proposal was continuously registered pursuant to an effective registration statement under the Securities Act of 1933, as amended and listed on a national securities exchange or quoted on the NASDAQ National Market (any such capital stock, "Public Stock") or any combination of cash and Public Stock, (C) such Takeover Proposal is for at least 100% of the Shares, and (D) the Coinmach Board's fiduciary duties, as they would exist in the absence of any limitation in this Agreement, would require the Coinmach Board to take such action (any Takeover Proposal satisfying each of the immediately preceding clauses (A), (B), (C) and (D), hereinafter referred to as a "Superior Proposal"); provided, further, that the Coinmach Board shall not take any of the foregoing actions referred to in clauses (i) and (ii) until after prior written notice to Purchaser with respect to such action. After taking any such action, the Coinmach Board shall promptly advise Purchaser with respect to the status thereof as developments arise or as requested by Purchaser. Nothing in the Merger Agreement shall prevent the Coinmach Board from taking, and disclosing to the stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer. In addition, if the Company Board receives an unsolicited Takeover Proposal or any inquiry with respect to or which could lead to any Coinmach Proposal, then the Company shall immediately inform Purchaser orally and in writing of the terms and conditions of such proposal and the identity of the person making it and if any Takeover Proposal is in writing, the Company shall immediately deliver a copy thereof to Purchaser.

  Special Meeting. The Merger Agreement provides that the Company shall take no action to call a special meeting of the stockholders without the prior consent of Purchaser unless compelled by legal process, except in accordance with the Merger Agreement unless and until the Merger Agreement has been terminated in accordance with its terms.

  Disposition of Litigation. The Merger Agreement provides that the Company will not settle any litigation currently pending, or commenced after the date thereof, against the Company or any of its directors by any Stockholder relating to the Offer or the Merger Agreement, without the prior written consent of Purchaser. The Merger Agreement further provides that the Company will not voluntarily cooperate with any third party which has sought or may thereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger, subject, in each case, to the fiduciary duties of the Board of Directors.

  State Takeover Laws. The Company shall, upon the request of Purchaser, take all reasonable steps to assist in any challenge by Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state or foreign takeover law.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations and warranties by the Company concerning the Company's capitalization, required filings and consents, the Board of Directors' approval of the Merger Agreement and the transactions contemplated thereby, SEC filings and financial statements, absence of certain changes or events, business, compliance with applicable laws, no conflicts, opinion of financial advisor, absence of litigation, tax matters, insurance matters, and brokers. Some of the representations are qualified by a Material Adverse Effect clause.

  Conditions of the Merger. Under the Merger Agreement, the respective obligations of Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (a) if required by the DGCL, the stockholders shall have duly adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement pursuant to the requirements of the Company's Certificate of Incorporation and applicable law (which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares), (b) Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof, and (c) the consummation of the Merger shall not be restrained, enjoined or prohibited by any law, order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger; provided that the party invoking this condition shall have used its reasonable best efforts to prevent the entry of such order, judgment, decree, injunction or ruling and to appeal as promptly as practicable any such order, judgment, decree, injunction or ruling.

  Termination Events. The Merger Agreement can be terminated and the Offer and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the stockholders:

    (a) by mutual written consent of Purchaser and the Company;

    (b) by Purchaser or the Company, if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court or other governmental entity of competent jurisdiction or located or having jurisdiction within the United States or any country or economic region in which either the Company or Purchaser, directly or indirectly, has material assets or operations shall have issued, enacted, entered, promulgated or enforced any final order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, injunction or ruling shall have become nonappealable;

    (c) by Purchaser or the Company if (i) the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder or (ii) if Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days following the date of the Merger Agreement; provided, however, that neither the Purchaser nor the Company, as the case may be, may terminate the Merger Agreement as described in this paragraph, if Purchaser's termination or withdrawal of the Offer or failure to pay for Shares pursuant to the Offer has been caused by or results from the failure of such terminating party to perform any of its covenants or agreements contained in the Merger Agreement or a breach of such party's representations and warranties contained in the Merger Agreement;

    (d) by the Company if (i) the Offer shall not be commenced within ten business days following the date of execution of the Merger Agreement, provided, that the failure to so commence has not been caused by and does not result from the failure of the Company to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement which breach materially adversely affects Purchaser's ability to consummate the Offer, and, with respect to any such breach that is reasonably capable of being cured, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and
  (B) two business days prior to the Expiration Date, (iii) Purchaser shall have terminated the Offer, or (iv) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide Takeover Proposal that is a Superior Proposal (after taking into account any revised proposal made by Purchaser during the Three-Day Period (as defined below)); provided, however, that (1) such Superior Proposal did not result from a breach of the provisions described in "No Solicitation of Transactions," above, (2) on the basis of advice from outside legal counsel and the Company's financial advisors and acting in good faith, the Company Board or the Special Committee shall have withdrawn its recommendation to the stockholders that the Offer and the Merger is fair and advisable and in the best interests of the Company, and (3) prior to such termination by the Company, the Company Board shall, if requested by Purchaser in connection with a revised proposal made by Purchaser, negotiate in good faith with Purchaser in respect of such revised proposal for not less than three (3) business days (the "Three Day Period"); and provided, further, that such termination under this clause (d)(iv) shall not be effective until the Company has reimbursed Purchaser for all of its fees and expenses as described below;

    (e) by Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty on the part of the Company contained in the Merger Agreement which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely affect (or materially delay) the commencement or consummation of the Offer, (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely affect (or materially delay) the commencement or consummation of the Offer or the Merger, which, in the case of clause (i) or (ii), if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the Expiration Date, (iii) the Company shall effect, or enter into any agreement with respect to, a transaction with any person pursuant to a Takeover Proposal (other than the Purchaser) or the Company Board has resolved to do so, (iv) the Company Board shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing or (v) the Minimum Condition (as defined in Annex I of the Merger Agreement) shall not have been satisfied by the Expiration Date; or

    (f) by the Company, if the Company enters into a written agreement with respect to a Superior Proposal in accordance with the terms of this Agreement, including, without limitation, payment of all fees and expenses as described below.

  Termination Fees and Expenses. The Merger Agreement provides that (a) if the Merger Agreement is terminated by the Company as described under paragraph
(d)(iv) under "Termination Events", or by the Purchaser as described under paragraph (e)(i), (ii), (iii) or (iv) under "Termination Events"; or (b) the transactions contemplated by the Merger Agreement are not consummated through no fault of the Purchaser, and the Company within one (1) year of the termination of the Merger Agreement enters into a transaction with another person which is the result of a Takeover Proposal, then the Company shall pay to Purchaser a cash fee of $8.0 million (the "Fee"). In addition to any amounts described in the immediately preceding sentence, the Merger Agreement provides that all Expenses (as hereinafter defined) incurred by the parties to the Merger Agreement shall be borne solely and entirely by the Company, and that the Company shall without exception, at the request of Purchaser, whether or not the Offer has been withdrawn, terminated or consummated, promptly (but not later than three business days after receipt of written invoices from Purchaser evidencing such Expenses) reimburse Purchaser for all such Expenses; provided that, if the Offer is not consummated, the Company's obligation to reimburse Purchaser's Expenses is limited to $1,500,000. For purposes of this subsection, "Expenses" means all out-of-pocket fees and expenses actually incurred by Purchaser, whether before or after the execution and delivery of the Merger Agreement, in connection with the transactions contemplated by the Merger Agreement, including, without limitation, reasonable fees and expenses payable to all banks, investors, investment banking firms and other financial institutions, and their respective agents and counsel, all fees and reasonable expenses of counsel, accountants, experts and consultants to Purchaser and its investors, and, further, including without limitation fees and reasonable expenses of, or incurred in connection with, any litigation or other proceedings to collect the Fee or any of the fees, costs and expenses described above.

 3. The Rollover Agreement

  Simultaneously with the execution of the Merger Agreement, Purchaser entered into a Rollover Agreement with the Management Group. The Rollover Agreement obligates Messrs. Kerrigan, Blatt, Doyle, Stanky and Chapman to exchange 265,369, 298,845, 59,467, 23,746 and 9,561 Shares, respectively, for equity interests in the Purchaser having designations, powers, preferences and relative and other special rights, qualifications, limitations and restrictions no less favorable than those contained in the equity interests issued to GTCR Fund VII and/or its affiliates in connection with the transactions contemplated by the Merger Agreement. The Rollover Agreement would terminate upon the termination of the Offer.

 4. Stock Options

  The Merger Agreement provides that, immediately following consummation of the Merger, the holder of each outstanding option to purchase Shares, whether or not then exercisable or vested, will be paid the excess of $14.25 over the exercise price of such options, multiplied by the number of Shares subject to such options (less any required withholding taxes). Pursuant to such provision, the directors and executive officers of the Company will be entitled to receive the following amounts:

 Name                                          Title                   Amount
 ----                                          -----                  --------
 Stephen R. Kerrigan.........  Chairman of the Board & Chief          $908,380
                               Executive Officer, Director


 Mitchell Blatt..............  President, Chief Operating Officer,    $370,610
                               Director and Senior Vice President


 Robert M. Doyle.............  Chief Financial Officer, Senior Vice   $477,682
                               President, Treasurer and Secretary


 Michael E. Stanky...........  Senior Vice President                  $292,644


 John E. Denson..............  Senior Vice President, Corporate       $104,447
                               Development


 Bruce V. Rauner.............  Director                                    --


 David A. Donnini............  Director                                    --


 James N. Chapman............  Director                               $237,294


 Arthur B. Laffer............  Director                               $104,670


 Stephen G. Cerri............  Director                               $104,670

 5. Indemnification

  Article Five of Coinmach's Third Amended and Restated Bylaws requires that Coinmach indemnify and hold harmless any director or officer of Coinmach, or any person serving at the request of Coinmach as a director, officer or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, to the full extent permitted by Delaware law. The indemnification and advancement of expenses permitted by law shall, unless otherwise provided, when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of Coinmach and inure to the benefit of the heirs, executors and administrators of such person. A copy of such Article Five is filed as
Exhibit 4 hereto, and is incorporated herein by reference.

  Article Eleven of Coinmach's Fourth Amended and Restated Certificate of Incorporation eliminates directors' personal liability to Coinmach or its stockholders for monetary damages for breach of fiduciary duty as a director. Such Article Eleven does not eliminate or limit the liability of a director
(a) for any breach of the director's duty of loyalty to Coinmach or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. A copy of such Article Eleven is filed as Exhibit 5 hereto, and is incorporated herein by reference.

  The Merger Agreement provides for continued rights to indemnification and insurance, as described under "The Merger Agreement--Indemnification" above.

 6. Voting Agreement

  The Company and GTCR Fund IV, the holder of 3,008,402 shares of Common Stock (or approximately 23% of the outstanding Common Stock), MCS Capital, Inc., a corporation controlled by Steven Kerrigan ("MCS"), the holder of 329,369 shares of Common Stock (or approximately 2.5% of the outstanding Common Stock), Mitchell Blatt, the holder of 298,845 shares of Common Stock (or approximately 2.3% of the outstanding Common Stock), President and Fellows of Harvard College ("Harvard"), the holder of 70,273 shares of Common Stock (or approximately .05% of the outstanding Common Stock), and Robert M. Doyle, Michael E. Stanky, Charles Prato, James N. Chapman, Michael Marrus, David Tulkop, Russel Harrison, Sash A. Spencer and Mary Spencer, the holders of an aggregate of 175,104 shares of Common Stock (or approximately 1.4% of the outstanding Common Stock), are parties to a Voting Agreement, dated July 23, 1996 (the "Voting Agreement"), pursuant to which such stockholders agreed to vote their shares of Common Stock so that the Board of Directors will consist of (a) two persons designated by GTCR Fund IV (currently Messrs. Rauner and Donnini), (b) two persons who are officers, employees or members of management of the Company and are designated by the holders of a majority of Common Stock held by executive officers of the Company (currently Messrs. Kerrigan and Blatt), (c) two persons jointly designated by GTCR Fund IV and Mr. Kerrigan (currently Mr. Chapman and Dr. Laffer), and (d) one person designated by GTCR Fund IV and approved by Mr. Kerrigan (currently Mr. Cerri). The Voting Agreement provides that it shall terminate at such time as GTCR Fund IV holds in the aggregate less than twenty percent of all issued and outstanding shares of Class A Common Stock. GTCR Fund IV has informed the Company that it intends to tender all of its Shares in the Offer (other than such Shares contributed to GTCR-CLC, LLC in exchange for a 1% equity interest in GTCR-CLC, LLC). Accordingly, upon consummation of the Offer, the Voting Agreement will terminate in accordance with its terms.

 7. Other

  The Company paid Mr. Chapman, a director of the Company, $320,000, $120,000 and $180,000, during each of the fiscal years ended 1998, 1999 and 2000, respectively, for general financial advisory and investment banking services.

Item 4. The Solicitation or Recommendation.

Recommendation

  At a meeting held on May 12, 2000, a special committee of the Board of Directors of Coinmach (the "Special Committee") unanimously determined that the Offer and the Merger are fair to, and in the best interests of, Coinmach and its stockholders (other than stockholders of the Purchaser), recommended that the Board of Directors of Coinmach approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer) and recommended that Coinmach's stockholders tender their Shares pursuant to the Offer and, if approval is required by applicable law, approve the Merger.

  At a meeting held on May 12, 2000, the Coinmach Board received the Special Committee's recommendation, and unanimously determined that the Offer and the Merger are fair to, and in the best interests of, Coinmach and its stockholders (other than stockholders of the Purchaser), approved the Merger Agreement and the transactions contemplated thereby (including the Offer) and recommended that Coinmach's stockholders tender their Shares pursuant to the Offer and, if approval is required by applicable law, approve the Merger.

  THE COINMACH BOARD RECOMMENDS THAT THE STOCKHOLDERS OF COINMACH TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background

  In January 1995, certain members of Coinmach's management, together with GTCR Fund IV, acquired Coinmach. Presently, GTCR Fund IV beneficially owns approximately 23% of the outstanding Shares.

  An integral component of the Company's business strategy since January 1995 has been growth through selective acquisitions designed to increase the Company's installed machine base and achieve economies of scale, increase operating efficiencies and improve financial performance. From November 1995 to March 1998, the Company pursued a strategy of rapid growth through acquisitions, expanding its national presence in the outsourced laundry equipment services industry. Against the background of limited opportunities for significant acquisitions, in an effort to preserve and reduce its level of indebtedness, the Company determined to slow its rate of growth through acquisitions. During this period, the Coinmach Board became concerned that the Company's strong operating performance within its core business was not appropriately reflected in its share price. These concerns were discussed internally with management and with the Company's investment bankers in early 1997, resulting in a determination to evaluate available strategies and/or opportunities to maximize stockholder value, including possibly a sale of the Company. Following an active solicitation process (the "Prior Auction Process") conducted by a nationally recognized investment banking firm, including meetings with potential acquirors and strategic partners, the Company received only one acquisition proposal, which was at a price per Share less than the trading price of the Common Stock at that time. The Coinmach Board abandoned its efforts to sell the Company due to the lack of interest.

  From 1998 through October 1999, the market price for Coinmach Stock generally dropped, and on October 11, 1999, the closing price for the Coinmach Stock was $8.87. On October 12, 1999 Coinmach received a letter from GRKC Holding Company L.L.C. ("GRKC"), a company controlled by Messrs. Kerrigan and Chapman, proposing to acquire not less than 80% and up to 90% of all the outstanding Coinmach Stock for $13.00 per Share in cash (the "Original Offer").

  On October 13, 1999, the Coinmach Board held a special meeting at which it appointed Dr. Laffer and Mr. Cerri to serve as the sole members of the Special Committee. Dr. Laffer and Mr. Cerri are directors of Coinmach, neither of whom is a member of Coinmach management or affiliated with GRKC. The Special Committee was empowered to (a) retain a financial advisor (subject to certain financial limitations) to evaluate the fairness of the Original Offer to the Company's stockholders, and if appropriate render a fairness opinion with respect thereto, and (b) engage legal counsel to advise the Special Committee with respect to the Original Offer and assist the Special Committee in making its recommendations to the Coinmach Board and stockholders with respect to such offer. The Special Committee and its legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") subsequently questioned the breadth of the Special Committee's authority. The Special Committee believed that the financial limitation placed on its ability to retain a financial advisor would limit its choice of financial advisors, and that the authority previously granted would not permit it to solicit other interest in acquiring Coinmach. As a result of further discussions, on November 24, 1999 the Coinmach Board lifted the financial limitation and on December 2, 1999 the Coinmach Board granted to the Special Committee the authority to take any actions such committee reasonably deemed necessary or appropriate in order to facilitate its review and consideration of the Original Offer.

  On October 20, 1999, GTCR Golder Rauner, L.L.C., an affiliate of GTCR Fund VII, delivered to Coinmach its commitment letter to provide equity financing of $155 million to fund the Original Offer. On the same date, GRKC publicly announced its proposal to acquire Coinmach.

  On November 15, 1999, GRKC delivered to the Special Committee a draft of the Merger Agreement. The draft Merger Agreement provided for a cash tender offer at $13.00 per Share for 80% to 90% of the outstanding Coinmach Stock, cash-out of all vested stock options, recapitalization accounting, a termination fee of $20 million which would apply in certain circumstances, and other matters.

  On November 24, 1999, GRKC delivered a letter to the Special Committee advising the Special Committee that, unless GRKC and the Special Committee were able to reach an agreement with respect to the Original Offer by December 13, 1999, it intended to withdraw the Original Offer and consider other options to deliver value to the stockholders.

  On November 24, 1999, the Coinmach Board received a letter from a potential bidder for Coinmach, indicating its interest in better understanding the current status of the Company's business with an eye to potentially making a formal offer to purchase the Company at a price in excess of $13.00 per Share.

  On November 24, 1999, Lazard Freres & Co. LLC ("Lazard") was retained as investment banker to assist the Special Committee in its review of the Original Offer. On December 7, 1999, representatives of Lazard and Skadden met with Mr. Chapman, with representatives of Jefferies & Co. (financial advisor to GRKC) and Mayer, Brown & Platt, counsel to GRKC ("Mayer Brown"). At that meeting, Mr. Chapman and Jefferies & Co. presented their view of the value of Coinmach and reported on the details of the Prior Auction Process. The Special Committee met on December 8, 1999 to discuss the results of the December 7, 1999 meeting and Lazard's progress in evaluating the Original Offer. The Special Committee also discussed the alternatives of (a) conducting a widespread solicitation of interest in acquiring Coinmach, (b) approaching only a few select potential acquirors, (c) attempting to negotiate a pre-emptive price from GRKC and (d) remaining independent. No decisions were made at that time, pending completion of Lazard's work.

  At a meeting on December 30, 1999, Lazard presented to the Special Committee an update of its evaluation of the Original Offer. After again discussing the options available to it, the Special Committee requested Lazard to contact a limited group of potential buyers who had expressed an interest in Coinmach in the past or had a potential strategic rationale for acquiring Coinmach, to determine whether these entities would pursue an acquisition of Coinmach.

  At a meeting of the Special Committee on January 13, 2000, Lazard reported on its contacts with five potential bidders for Coinmach. One of the potential bidders indicated that it would review any information prepared for bidders as part of an auction process, but was uncertain as to its interest in submitting a definitive proposal. The potential bidder which had submitted a letter on November 24, 1999 indicated that its interest level would not be high without the participation of Mr. Kerrigan and, in any event, would only be interested at or marginally above a price of $13 per Share. Because of these and other uncertainties the Special Committee did not pursue discussions with this party.

  Lazard then presented its preliminary financial analysis of Coinmach and the Original Offer. Among other things, Lazard noted that the value of the Coinmach Stock not purchased by GRKC pursuant to the Original Offer (10-20% of the outstanding Coinmach Stock) would likely be less than $13 per Share. Accordingly, the aggregate value to be received by stockholders, pursuant to the Original Offer, when blended with the value of Shares not purchased in the Original Offer, would result in a value to stockholders of less than $13.00. Lazard also noted that GRKC had an advantage over other potential bidders, since Coinmach's credit facilities and public notes could remain outstanding following its acquisition of Coinmach. Any other bidder for Coinmach would potentially have to refinance the existing debt of Coinmach due to the "change of control" provisions of those debt instruments, potentially making any such offer more costly. The Special Committee determined that it was not interested in selling Coinmach for $13 per Share, and resolved to try to negotiate a higher price with GRKC and to simultaneously negotiate the terms of the Merger Agreement.

  On January 20, 2000, Skadden sent a letter to Mayer Brown responding to the draft Merger Agreement and detailing the general terms upon which the Special Committee would be willing to approve a transaction, which terms included, among others: increased price; structuring the transaction as a cash election merger instead of a tender offer (which would eliminate the coercive aspects of a tender offer for fewer than all Shares); acceleration of all options and a reasonable termination fee. Mayer Brown responded to Skadden's letter on January 26, 2000, indicating on behalf of GRKC that it was committed to a price of $13 per Share, and was unwilling to restructure the transaction as a cash election merger, but indicating GRKC's willingness to consider extending the Original Offer to the holders of 100% of the Coinmach Stock and to reduce the termination fee.

  On January 27, 2000, the Special Committee met and determined to demand a higher price and to terminate all other discussions until the price issue had been resolved. Between January 27, 2000 and February 3, 2000, Mayer Brown and Skadden communicated telephonically on several occasions in an effort to reach an agreement on price, but GRKC and the Special Committee were unable to reach an agreement on price. On February 3, 2000, GRKC announced that, due to an inability to reach an agreement, it had withdrawn its Original Offer to acquire Coinmach.

  During the weeks of April 24, 2000 and May 1, 2000, the Special Committee and Lazard had several conversations with GTCR Fund VII as to the price at which an acquisition of Coinmach might be accomplished. During the discussions, GTCR Fund VII indicated that one of its affiliates would be willing to offer $14.25 per Share in cash to acquire 100% of the outstanding Coinmach Stock. The Special Committee responded that it would evaluate the proposal and instruct its advisers to commence negotiations on the terms of a definitive Merger Agreement.

  On May 4, 2000, the Special Committee received a revised draft Merger Agreement from Mayer Brown. From May 5 through May 12, 2000, Skadden and Mayer Brown negotiated the terms of the Merger Agreement.

  During the evening of May 12, 2000, the Special Committee met to consider the proposed terms and conditions of the Merger Agreement. At such meeting Lazard presented its valuation analysis and provided to the Special Committee its opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received by the Coinmach stockholders (other than the Purchaser and the stockholders of the Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The Special Committee, acting unanimously, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Coinmach's stockholders (other than stockholders of the Purchaser), and recommended that the Board of Directors of Coinmach approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  Following the Special Committee meeting, on May 12, 2000, the Coinmach Board, acting unanimously, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Coinmach's stockholders (other than stockholders of the Purchaser), and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  The Merger Agreement was executed immediately following the meeting, and on May 15, 2000, Coinmach issued a press release announcing the execution of the Merger Agreement. On May 26, 2000, the Purchaser commenced the Offer.

Reasons For the Recommendation

  The Special Committee. In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommending that the Company's stockholders tender their Shares pursuant to the Offer, the Special Committee considered a variety of factors, including but not limited to the following:

    (i) the opinion of Lazard that, based upon and subject to the assumptions and qualifications stated in its opinion, the $14.25 per Share to be paid to the stockholders of Coinmach in the Offer and the Merger (other than the Purchaser and the stockholders of the Purchaser) is fair to such stockholders from a financial point of view, and the report and analysis presented to the Special Committee in connection with the Lazard opinion; a copy of the opinion of Lazard, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by Lazard, is attached hereto as Exhibit 6. Stockholders are urged to read the opinion of Lazard in its entirety;

    (ii) The presentation of Lazard that included various valuation analyses of Coinmach, described below under "Opinion of Investment Banker";

    (iii) the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the Purchaser and its advisors and the Special Committee (none of whose members were employed by the Company or affiliated with the Purchaser) and its advisors, and the judgment of the Special Committee that, based upon the negotiations that had transpired (including the increased offer from $13 to $14.25 per Share) a price higher than $14.25 per Share could not likely be obtained;

    (iv) Coinmach's business, financial condition, results of operations, prospects, current business strategy, competitive position in its industry and general economic and stock market conditions;

    (v) the historical market prices and recent trading activity of the Coinmach Stock, including the fact that the Offer Price represents a premium of approximately 78% over the $8.00 closing price of the Shares on Nasdaq on May 12, 2000, the last full trading day prior to the announcement that Coinmach entered into the Merger Agreement with the Purchaser;

    (vi) the likelihood that the Company's market price performance in the foreseeable future would not substantially exceed its recent performance, considering the fact that the Company's growth opportunities are currently limited and the stock price for comparable companies had also declined;

    (vii) the fact that since the public announcement by GRKC of the Original Offer on October 20, 1999, no other party had presented Coinmach with an acquisition proposal;

    (viii) the fact that certain potential bidders were contacted on behalf of the Special Committee (including entities that were in discussion with Coinmach as part of the Prior Auction Process) and that no such entity was willing to present Coinmach with an acquisition proposal;

    (ix) communications from various stockholders of the Company expressing their views in favor of, and against the Original Offer;

    (x) the fact that the Offer provides Coinmach's stockholders with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares;

    (xi) the terms of the Merger Agreement, including

    . the ability of the Coinmach Board to provide access to information concerning the Company to any third parties who make a Superior Proposal, and to engage in discussions and negotiate with any such third party;

    . the ability of the Coinmach Board, in exercising its fiduciary duties, to withdraw or modify its recommendation to the stockholders and terminate the Merger Agreement in order to permit the Company to enter into a business combination transaction with a third party which makes a Superior Proposal;

    . the fact that the Company would be required to pay the Purchaser certain termination fees and expenses in order to accept a Superior Proposal and that, while such fees and expense reimbursement would increase the cost to a third party interested in acquiring the Company, they would not preclude a third party from making a Superior Proposal or from acquiring the Company; and

    . there are no unusual requirements or conditions to the Offer and the Merger.

    (xii) the Offer and the Merger are not conditioned upon the availability of financing, and the Purchaser has the financial resources to consummate the Offer and the Merger expeditiously;

    (xiii) the fact that the consideration to be paid in the Offer and the Merger is all cash;

    (xiv) the transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $14.25 per Share in cash, and the fact that any public stockholders who do not tender their Shares will receive the same cash price per Share in the subsequent Merger;

    (xv) the conflicts of interest of certain directors and members of management of both the Company and the Purchaser; and

    (xvi) the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required.

  The Coinmach Board. All of the directors of the Company other than the members of the Special Committee have an interest in the Offer and the Merger. Accordingly, the Board of Directors based its determination that the terms of the Offer are fair to Coinmach's stockholders primarily upon the conclusions of the Special Committee described above, the other factors described above under the caption "The Special Committee" and the factors set forth below:

    (i) the Special Committee consisted of independent directors appointed by the Coinmach Board to represent solely the interests of the stockholders;

    (ii) the Special Committee retained and was advised by its own independent legal counsel and investment banker who negotiated on behalf of the Special Committee;

    (iii) the Special Committee's investment banker, Lazard, assisted it in evaluating the proposed transaction and provided other financial advice;

    (iv) the Special Committee, with the assistance of its advisors, evaluated and negotiated the terms of the Offer and the Merger; and

    (v) the $14.25 per Share cash purchase price and the other terms and conditions of the Merger Agreement resulted from arm's-length bargaining between the Special Committee and the Purchaser and their respective advisors.

  The members of the Coinmach Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors.

  The Coinmach Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things:
(a) the Special Committee consisted of independent directors appointed to represent the interests of stockholders (other than the Purchaser and its stockholders); (b) the Special Committee retained and was advised by its own independent legal counsel; (c) the Special Committee retained and was advised by Lazard, as its independent investment banker; (d) the fact that the $14.25 per Share price resulted from arm's-length bargaining between the Special Committee and the Purchaser and their respective advisors; and (e) the fact that the Special Committee is a mechanism well established under Delaware law to ensure fairness in transactions of this type.

  The Coinmach Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than the Purchaser and its stockholders.

  The Coinmach Board and the Special Committee also recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than the Purchaser and its stockholders) being entitled to receive $14.25 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than the Purchaser and its stockholders) to participate in the benefit of increases, if any, in the value of the Company's business following the Merger. Nevertheless, the Coinmach Board and the Special Committee concluded that this fact did not justify foregoing the receipt of the immediate cash premium presented by the $14.25 per Share price.

  Neither the Coinmach Board nor the Special Committee considered the liquidation of the Company's assets and neither considered liquidation to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

  The foregoing discussion of information and factors considered and given weight by the Special Committee and the Coinmach Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee and the Coinmach Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Coinmach Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching the determinations and recommendations. In addition, individual members of the Special Committee and the Coinmach Board may have given different weights to different factors.

Opinion of Investment Banker

  On May 12, 2000, Lazard delivered its oral opinion to the Special Committee to the effect that, as of that date, and subject to certain considerations described by Lazard, the Merger consideration to be received by the stockholders of the Company (other than the Purchaser or the stockholders of the Purchaser) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. Lazard confirmed its oral opinion by delivery of its written opinion dated May 12, 2000. The opinion of Lazard does not constitute a recommendation as to whether stockholders should tender their Shares or how stockholders should vote with respect to the Merger.

  The full text of the written opinion of Lazard dated May 12, 2000, which identifies assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A and is incorporated into this document by reference. You are encouraged to, and should, read Lazard's opinion in its entirety.

  In connection with its opinion, Lazard:

  .  reviewed the financial terms and conditions of the Merger Agreement;

  . analyzed certain historical business and financial information relating to the Company;

  . reviewed various financial forecasts and other data provided to Lazard by the Company relating to its business;

  . held discussions with members of the senior management of the Company with respect to the business and prospects of the Company and its strategic objectives;

  . reviewed public information with respect to certain other companies in lines of business they believe to be generally comparable to the business of the Company;

  . reviewed the financial terms of certain business combinations involving companies in lines of business they believe to be generally comparable to that of the Company, and in other industries generally;

  . reviewed the historical stock prices and trading volumes of the Company's Common Stock; and

  . reviewed such other information and conducted such other financial studies, analyses and investigations, as Lazard deemed appropriate.

  In conducting its analysis and in arriving at its opinion, Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

  Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion.

  In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Purchaser's acquisition of the Company would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Purchaser's acquisition of the Company will not have an adverse effect on the Company.

  The following is a summary of the material financial analyses used by Lazard in connection with providing its oral opinion to the Special Committee on May 12, 2000. Lazard utilized substantially the same financial analyses in connection with providing its written opinion attached hereto as Annex A.

  The following summaries of financial analyses include information presented in tabular format. Stockholders should read these tables together with the text of each summary.

  Historical Stock Trading Analysis. Lazard reviewed the historical trading prices and volumes for the Company's Common Stock. Lazard compared the trading price and volume data for the Company's Common Stock for the period from October 20, 1998 through October 20, 1999, for the period from January 1, 1999 through October 20, 1999, for the period from June 30, 1999 through October 20, 1999 and for the period from February 3, 2000 through May 10, 2000. Lazard reviewed the trading performance of the Company's Common Stock for the period from October 20, 1998 through May 10, 2000 and for the period from the Company's initial public offering through May 10, 2000. Lazard also compared the trading performance of the Company's Common Stock for the period from October 20, 1998 through May 10, 2000 and for the period from the Company's initial public offering through May 10, 2000 to the trading performance of Mac-Gray Corporation and the S&P 400 for the comparable periods, respectively.

  Selected Companies Analysis. Lazard reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following four publicly traded corporations (the "Selected Companies"):

  .  Mac-Gray Corporation;

  .  ABM Industries Incorporated;

  .  Encompass Services Corporation; and

  .  Integrated Electrical Services, Inc.

  The Selected Companies were chosen because they are publicly traded companies with operations or businesses that for purposes of analysis may be considered similar to the Company's operations or businesses.

  Lazard also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, publicly available research reports and the Institutional Brokers Estimate System ("IBES"). The multiples and ratios for the Company were calculated using $14.25 per Share and projections provided by the Company, which were then calendarized. The multiples for each of the Selected Companies were based on the most recent SEC filings, publicly available research reports, IBES and closing prices on May 10, 2000. Lazard's analyses of the Selected Companies compared the following to the data for the Company:

  . enterprise value (i.e., market value of common equity plus debt for the Company and Mac-Gray Corporation and market value of common equity plus debt less cash for ABM Industries Incorporated, Encompass Services Corporation and Integrated Electrical Services, Inc.) as a multiple of latest twelve month ("LTM"), estimated 2000 and estimated 2001 sales;

  . enterprise value as a multiple of LTM, estimated 2000 and estimated 2001 earnings before interest, taxes, depreciation and amortization ("EBITDA");

  . enterprise value as a multiple of LTM, estimated 2000 and estimated 2001 earnings before interest and taxes ("EBIT"); and

  . estimated five-year earnings per Share growth rate based on IBES estimates.

  The results of these analyses are summarized as follows:

                                                        Selected Companies
                                                     ---------------------------
                                             Company    Range     Median   Mean
                                             ------- -----------  ------  ------
Enterprise Value as a Multiple of:
 2001E Sales................................   1.54x     NA        0.19x   0.19x
 2000E Sales................................   1.60x 0.22x-0.82x   0.31x   0.45x
 LTM Sales..................................   1.66x 0.36x-0.84x   0.42x   0.51x
 2001E EBITDA...............................   4.8x      NA        2.2x    2.2x
 2000E EBITDA...............................   5.0x   2.6x-4.0x    3.5x    3.3x
 LTM EBITDA.................................   5.2x   4.1x-6.6x    4.6x    5.0x
 2001E EBIT.................................  16.2x      NA        2.7x    2.7x
 2000E EBIT.................................  17.5x   3.2x-9.1x    4.3x    5.5x
 LTM EBIT...................................  19.7x   5.1x-10.8x   7.3x    7.7x
IBES Est. 5 Year Growth Rate................  20.0%  10.0%-17.5%  15.0%   14.4%

NA: Not Applicable

  Based on these analyses and assuming approximately 13.2 million Shares outstanding and debt of approximately $685 million, Lazard determined that the implied equity value per Share of the Company ranged from approximately $6 per Share to $11 per Share.

  Analysis of Selected Coinmach Acquisitions. Lazard calculated the implied equity value per Share of the Company's Common Stock based on the LTM EBITDA multiples for selected acquisitions that the Company made between 1995 and 1998 and the acquisition of the Company by GTCR Fund IV in 1995. Assuming approximately
13.2 million Shares outstanding and debt of approximately $685 million, Lazard determined that the implied equity value per Share of the Company ranged from approximately $13 per Share to $20 per Share and that, based on the mean and median range of the LTM EBITDA multiples, the implied equity value per Share of the Company ranged from approximately $14 per Share to $16 per Share.

  Analysis of Selected Coinmach Acquisitions Adjusted for Cost Savings. Lazard calculated the implied equity value per Share of the Company's Common Stock based on adjusted LTM EBITDA multiples for selected acquisitions that the Company made between 1995 and 1998 and the acquisition of the Company by GTCR Fund

IV in 1995. The LTM EBITDA multiples were adjusted to reflect cost savings related to the respective acquisition. The adjusted LTM EBITDA multiples were provided to Lazard by Jefferies & Co., which in turn had been provided with the underlying adjusted LTM EBITDA data by the Company. Assuming approximately
13.2 million Shares outstanding and debt of approximately $685 million, Lazard determined that the implied equity value per Share of the Company ranged from approximately $7 per Share to $17 per Share and that, based on the mean and median range of the adjusted LTM EBITDA multiples, the implied equity value per Share of the Company ranged from approximately $11 per Share to $12 per Share.

  Comparable Leveraged Buyout Premia. Lazard analyzed certain information relating to leveraged buyout transactions greater than $100 million with all cash offers (that were not subsequently withdrawn) since January 1, 1994 (the "Buyouts"). Lazard used information provided by Securities Data Corp. and Factset. For the Buyouts, Lazard compared:

  . the final premium (based on the purchase price) to the price one day prior to announcement of the respective offer;

  . the final premium (based on the purchase price) to the price one week prior to the announcement of the respective offer;

  . the final premium (based on the purchase price) to the price four weeks prior to the announcement of the respective offer; and

  . the final purchase price as a percent of the prior 52-week high market price of the respective stock.

  The results of these analyses for the Buyouts are summarized as follows:

                                                               Buyouts
                                                          ---------------------
                                                           Low    Median  High
                                                          -----   ------  -----
Final Premium (Discount) to One Day Prior Price..........  (5.2%)  31.7%  129.2%
Final Premium (Discount) to One Week Prior Price.........  (8.1%)  37.9%  142.4%
Final Premium (Discount) to Four Weeks Prior Price....... (18.6%)  38.3%  140.4%
Final Price as Percent of Prior 52-Week High Price.......  41.9%  101.3%  177.4%

  Based on the mean and median figures derived from such data and using the closing price of the Company's Common Stock on May 10, 2000, Lazard determined that the implied equity value per Share of the Company ranged from approximately $7 per Share to $24 per Share.

  Discounted Cash Flow Analysis. Lazard calculated the net present value of unlevered free cash flows based on projections provided by the Company for the years 2001 through 2005 using discount rates ranging from 10.5% to 12.5% and calculated terminal values based on multiples ranging from 4.5x to 5.5x estimated EBITDA in 2005. These terminal values were then discounted to present value using discount rates ranging from 10.5% to 12.5% and added to the net present value of the unlevered free cash flows to determine a range of enterprise values and a range of implied equity values per Share. Assuming approximately 13.2 million Shares outstanding and debt of approximately $685 million, Lazard determined that the implied equity value per Share of the Company ranged from approximately $9 per Share to $23 per Share.

  Leveraged Buyout Analysis. Using projections provided by the Company, Lazard analyzed the equity internal rate of return from the Purchaser's perspective, assuming an internal rate of return from 20% to 30%, the Company's current level of debt capitalization and that the Purchaser exits its position in year five at 4.5x to 5.5x EBITDA. Lazard determined that the implied equity value per Share of the Company ranged from approximately $12 per Share to $16 per Share.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard's opinion. In arriving at its fairness determination, Lazard considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

  The analyses were prepared for the benefit of the Special Committee and the opinion of Lazard was rendered in connection with its consideration of the Offer and the Merger. The opinion was not intended to and does not constitute a recommendation as to whether you should tender your Shares or how you should vote with respect to the Merger.

  As described above, Lazard's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lazard.

  Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Lazard has in the past provided underwriting services to the Company for which Lazard received customary fees.

  As of the date of its opinion, Lazard was acting as investment banker to affiliates of the Purchaser for which Lazard may receive fees which would be customary.

  From time to time Laffer Associates, including Dr. Arthur B. Laffer, a member of the Special Committee, have performed economic consulting services for the asset management business of Lazard, for which Laffer Associates has been paid customary fees and expenses.

  One of the factors the Special Committee deemed significant in selecting Lazard as its investment banker was the fact that it is a nationally recognized investment banking firm with substantial experience in transactions similar to the Offer and Merger.

  Lazard provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of the Company for its own account and for the account of customers.

Intent To Tender

  To Coinmach's knowledge after reasonable inquiry, all of Coinmach's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer except for Messrs. Kerrigan, Doyle, Blatt, Stanky and Chapman who will transfer certain of their Shares to the Purchaser pursuant to the Rollover Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

  Lazard was retained by the Special Committee pursuant to the terms of a letter agreement (the "Letter Agreement"), to act as sole investment banker to the Special Committee. Pursuant to the Letter Agreement, Lazard agreed to render a fairness opinion ( the "Opinion") to the Special Committee and to the Board of Directors. The Opinion is attached hereto as Exhibit 6.

  Pursuant to the Letter Agreement, the Company agreed to pay Lazard (a) a cash fee of $975,000, payable upon execution of a definitive agreement with respect to a "Transaction" (as such term is defined below), which fee shall be credited against any fee paid pursuant to clause (b); and (b) a cash fee, payable upon consummation of a Transaction, equal to .365% of the aggregate consideration in connection with the Transaction which includes, among other things, the principal amount of any indebtedness of the Company outstanding immediately prior to the Effective Time. The Company has also agreed to reimburse Lazard for all reasonable out-of-pocket expenses (including reasonable fees of outside counsel and other professional advisors) and to indemnify Lazard and certain related parties against certain liabilities, including liabilities under any applicable federal or state law, relating to or arising out of Lazard's engagement.

  The term "Transaction" in the Letter Agreement means: (a) the possible purchase by a group consisting of GTCR Golder Rauner, LLC or its affiliates and certain members of senior management of the Company (together, the "Buyer Group") of the equity interests in the Company not owned by the Buyer Group or, if relevant, another buyer or (b) any other transaction involving an acquisition of a substantial portion of the equity or assets of the Company, including a recapitalization of the Company by means of a distribution of cash or securities to stockholders of the Company or a repurchase or redemption of outstanding securities of the Company; provided that a Transaction will not include any dividend, distribution or share repurchase if less than 15% of the Company's assets are distributed or utilized in connection therewith or less than 15% of the Company's outstanding Shares are repurchased in connection therewith.

  Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares except as follows: On March 31, 2000, the Company purchased in an open market transaction 6,500 Shares at $9.75 per Share on behalf of participants in the Company's 1998 Employee Stock Purchase Plan. The Company then sold 5,732.370 Shares at $8.50 per share to certain of its employees pursuant to the 1998 Employee Stock Purchase Plan.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Schedule 14D-9, Coinmach is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Coinmach or any subsidiary of Coinmach; (ii) a purchase, sale or transfer of a material amount of assets of Coinmach or any subsidiary of Coinmach; (iii) a tender offer or other acquisition by Coinmach, any of its subsidiaries or any other person; or (iv) any material change in the present indebtedness, capitalization or dividend rate or policy of Coinmach. Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters described above.

Item 8. Additional Information.

Certain Legal Matters

  On November 18, 1999, a class action lawsuit was filed in the Court of Chancery of the State of Delaware naming the Company, GTCR Fund IV, GTCR Golder, Rauner, LLC and certain officers and directors of the Company as defendants, and alleging that the Original Offer was inadequate and that any agreement between GRKC and the Company to consummate an offer at $13 per Share would constitute a breach of the fiduciary duties owed by the defendants to the minority stockholders.

Short Form Merger

  Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a meeting of Coinmach's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of Coinmach's stockholders will be required under the DGCL to effect the Merger. Upon successful completion of the Offer, the Purchaser would have a sufficient number of Shares to approve the Merger without the vote of any other Coinmach stockholder.

Appraisal Rights

  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not voted in favor of the Merger or consented thereto in writing may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the Delaware Court deems appropriate. The value so determined could be more or less than the Merger Price.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Stockholders who wish to exercise appraisal rights in connection with the Merger do not need to take any action at this time. If the Offer is consummated, the Company will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their appraisal rights.

Item 9. Exhibits.

 Exhibit
   No.                                 Description
 -------                               -----------


    1.   Agreement and Plan of Merger, dated as of May 12, 2000, between CLC
         Acquisition Corporation and Coinmach Laundry Corporation.+


    2.   Letter to stockholders from Stephen R. Kerrigan, dated May 26, 2000.
         *+


    3.   Pages 2-18 of the Proxy Statement dated June 28, 1999, relating to the
         Company's 1999 Annual Meeting of Stockholders (incorporated by reference to the Proxy Statement of Coinmach Laundry Corporation, filed on June 28, 1999).


    4.   Article Five of the Company's Third Amended and Restated Bylaws
         (incorporated by reference to Exhibit 3.3 to the Annual Report of Coinmach Laundry Corporation on Form 10-K for the fiscal year ended
         March 31, 1999).


    5.   Article Eleven of the Company's Fourth Amended and Restated
         Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report of Coinmach Laundry Corporation on Form 10-K for the fiscal year ended March 31, 1999).

    6.   Opinion of Lazard Freres & Co. LLC dated May 12, 2000.*


    7.   Press release issued by the Company on May 15, 2000.+

--------
* Included in the copy of the Schedule 14D-9 mailed to Coinmach's stockholders.
+Filed herewith.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Robert M. Doyle
                                          By: _________________________________
                                             Name: Robert M. Doyle
                                             Title:Chief Financial Officer
                                                    and Secretary

Dated: May 26, 2000